Exhibit 99.1

1 SEPTEMBER 2004

UB ANNOUNCES HALF YEAR RESULTS FOR 2004

United Biscuits (“UB”), a leading manufacturer and marketer of biscuits and snacks, today announces its half year results for 2004.

Highlights:

•                  In spite of challenging market conditions Group turnover for the first half of 2004 remained broadly level at £652.5 million (2003: £655.4 million) including currency translation losses of £7.3 million.

•                  Branded sales increased to represent 88% of total revenues (2003: 87%).  Investment behind priority brands increased.

•                  Business profit was £64.7 million (2003: £68.0 million) which reflects the good performances from Northern and Southern Europe but held back by tough trading conditions in the UK.

•                  Building upon £100m of cost savings produced over the last three years, UB generated an additional £13m during the first six months of 2004.

•                  In August 2004, the sale of the loss making Benelux snacks business was agreed and will enable UB to focus on its core markets in Western Europe.

•                  In July 2004, UB announced its intention to acquire Jacob’s Biscuit Group (“Jacob’s”) for approximately £228 million, including transaction costs estimated to be £15 million.  The acquisition is subject to OFT approval.

•                  In August 2004, UB completed the acquisition of Triunfo Produtos Alimentares S.A. (“Triunfo”). As a result UB is now the market leader with a 39% share of the Portuguese biscuit market.

Commenting on the results, Malcolm Ritchie, Chief Executive, said: “UB has achieved a number of key milestones in the first half of 2004 in its strategy to deliver branded growth. Our acquisition of Triunfo and the proposed acquisition of Jacob’s are central to the Company’s future, adding proven brands with potential for further development in their existing and UB’s other core markets.

“Tough trading conditions in the UK reduced the effect of a solid performance in Northern Europe and continued growth in southern Europe.  In the near term the trading outlook in the UK remains challenging but longer term we are confident about prospects based on strong business fundamentals. The Group is accumulating an unrivalled portfolio of leading biscuit and snacks brands which, when combined, will create a series of exciting growth opportunities through leveraging UB’s natural advantages in scale, innovation and market reach.”

ENDS

Media contacts:

CardewChancery
Tim Robertson	Tel: 020 7930 0777	Mobile: 07900 927650
Sofia Rehman	Tel: 020 7930 0777	Mobile: 07771 683 185

Notes to Editors

•             UB became a private company following its de-listing from the London Stock Exchange during 2000.

•             UB is the leader in biscuit production in the UK, Portugal and Spain and number two in France, the Netherlands and Belgium.  KP is number two in the UK snacks market in terms of sales and number one in the UK packaged nuts market.

•             UB owns some of Europe’s best known biscuits and snacks brands including McVitie’s, one of the best known brands in the UK, Penguin, go ahead!, McVitie’s Jaffa Cakes, Hula Hoops, Mini Cheddars and McCoy’s, and Delacre, BN, Fontaneda and Verkade in Europe.

•             UB employs over 10,000 people, of whom over 7,000 work in the UK.

•             UB has 29 sites of which 14 are in the UK.